Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:
Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on April 30, 2020 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result
Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.
George Albino George Burns Teresa Conway Catharine Farrow Pamela Gibson Michael Price Steven Reid John Webster	Votes by Ballot For 88,787,841 (98.67%) 89,213,315 (99.14%) 89,134,919 (99.06%) 89,431,359 (99.39%) 89,124,451 (99.05%) 89,294,277 (99.23%) 89,142,997 (99.07%) 89,290,210 (99.23%)	Withheld 1,194,900 (1.33%) 769,427 (0.86%) 847,823 (0.94%) 551,383 (0.61%) 858,291 (0.95%) 688,465 (0.77%) 839,745 (0.93%) 692,532 (0.77%)
Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot. Votes by Ballot
	For 104,931,739 (99.10%)	Withheld 957,396 (0.90%)
To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot. Votes by Ballot
	For 104,672,938 (98.85%)	Against 1,216,196 (1.15%)

Advisory Vote on Executive Compensation
The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot

	For 86,370,032 (95.99%)	Against 3,612,708 (4.01%)
Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram
Corporate Secretary